 Exhibit 99.3

Common TV Call

COMMON TV CALL

Q2 FY 2017 RESULTS

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D. Mavinakere

Executive Vice President & Chief Financial Officer

Mohit Joshi

President & Head - Financial Services; Head - Infosys Brazil and Infosys Mexico

Sandeep Dadlani

President & Head – Manufacturing, Retail, CPG and Logistics; Head – Infosys Americas

Ravi Kumar S.

President & Chief Delivery Officer

Rajesh Krishnamurthy

President & Head - Energy, Utilities, Telecommunications and Services; Head—Infosys Consulting; Head of Europe

ANALYSTS

Chandra Srikanth

ET NOW

Sajeet Manghat

Bloomberg-Quint

Rukmini Rao

CNBC TV18

Madhur

BTVI

Adith Charlie

CNBC-TV18

Vishal Sikka

Hi, good morning. We have entered Q2 with a strong focus on execution. I am very happy with the progress that we have made and the results that we have achieved. We delivered on reported basis a growth of 3.5% to $2,587 mn and on constant currency a growth of little bit short of 4%. So I am happy with that. Margins we grew by 80 basis points to 24.9%. Our utilization went up to 82.5% which is high for us over the last several years. The key factors that had contributed to the less than desirable performance that we had in Q1, we have managed to arrest those, which is Consulting, BPO as well as Finacle and parts of our India business. So I am quite happy with the progress that we achieved. Also, other operational parameters like in various aspects of operational efficiency, subcon deduction, the onsite role ratios and things of this nature. Also, in large deals we crossed 1 bn dollars, we did little bit more than 1.2 bn in large deals, large percentage of that was in the framework deals. In large accounts as well as in the addition of $ 50+ mn and $ 100+ mn accounts we continue to make progress. So I am happy with the performance that our team delivered in this Q2.

While there are quarterly ups and downs based on a variety of factors, what matters really in our industry is the structural change that is going on in our industry. I have talked about this for the last two years. The signs of this change are very visible, very abundantly clear as we look around. I believe that our strategy is quite distinctively different than strategy of many of our competitors. I think that you can start to see the strategy differences play out in the results that we are achieving. The key part of the evolution of our industry is going to be to evolve from a people-only model towards people-plus-software where people are amplified by software and by automation and that improved productivity and automation is then leveraged towards innovation, towards people becoming innovative both in top-down innovation, structural areas like strategy and consulting as well as grassroots, grounds-up innovation coming from the people. On these all important fronts, we are continuing to make progress. That is what will change the overall equation for us as we evolve towards a next-generation company and away from the model of the past that we had. Also, to help us set ourselves up for this, about 18-months ago we established a single defragmented delivery organization under Ravi’s leadership and that has showed tremendous results in the last 18-months with the increased focus, improved bandwidth, defragmentation and ability to focus on client needs. We are similarly now doing the same on the sales side. We have three presidents – Sandeep, Mohit and Rajesh. Under their leadership, we are establishing 13 or so industry heads who have sharp accountability, sharp focus and sharp agility to be able to respond to market needs and bring the best of the entire Infosys to bear on the growth that we endeavor to achieve in the next several quarters.

So overall a good quarter, great focus on operational execution parameters and broad overall good result in a difficult time, in a structurally challenging time for our industry. So I am quite satisfied with the result. Beyond the quarterly results I am quite happy with the progress that we are making on reinventing ourselves for the future.

So with that, I think we can take some questions.

Chandra Srikanth

Hi, Good Morning. Chandra Srikanth here from ET NOW. Questions for the three of you, I will start with Vishal. Vishal, this is second time you are cutting guidance this fiscal year. So how are you really going to repose confidence in investors about the predictability of your earnings? Are you fairly confident that you will stick with 8% to 9% for the rest of the fiscal year based on the demand that you are seeing? Secondly, at this rate, do you see a need to relook your 2020 targets; you said that you will look at this by the end of the year? Thirdly, if you can take us through the restructuring that you just mentioned in terms of 13 industry heads, would that not be a distraction in the current environment where growth is becoming difficult? Pravin, just to understand, in terms of how you performed on large deal wins and what really helped you in terms of geography, sectors in this environment? Ranga, margin expansion, but how sustainable is this given that you do not have growth to support margin expansion and going by the trend that is what it looks like in the coming quarters, so what other levers do you have to continue this margin expansion?

Vishal Sikka

Hey Chandra! On guidance, our belief is to ensure that there is as little as possible asymmetry of information between what the management sees and what we share with the market and we have always endeavored to do that. We operate our business in a dually volatile atmosphere – one is based on the transformation of the company based on what is going on in our industry and the other one is what happens in the outside atmosphere. Both of these contribute to our ability to forecast over the course of a year and so forth. So based on the visibility that we have as you see over the course of the last quarter, we mentioned some of the client behavior related matter such as the RBS decline that we had and some client-specific things. Those have contributed to our outlook on the remainder of the year and that is what we see right now and that is what we have shared. As far as 2020, that has always been an aspiration. What is the point of an aspiration if it is not something that we can aspire to? We are sticking to that - $ 20 bn, 30%, $80,000 revenue per employee. Look, the yearly and quarterly guidance and the forecast and the plans are based on what we see currently in the present atmosphere, but the future cannot simply be an increment of the present. The future is something that we have to set a target that if we are able to execute on our transformation, then what is the number that we should aspire to and that is the number. So obviously, we are sticking to that. In terms of the organization, we operate by verticals, our go-to-market is based on industries and being able to deliver compelling value propositions of both the ‘Renew’ and the ‘New’, not only our ‘Renew’ and our ‘New’ but also our clients renew and new. We need a sharp focus, accountability and agility in being able to get there and therefore we have organized under the leadership of our three sales presidents – Sandeep, Mohit and Rajesh. We must keep in mind that beyond their responsibilities in verticals, they also carry global responsibilities. For example, Mohit runs all the sales operations for the company globally, so all the operational efforts of sales are his, not only in the vertical area that he is directly responsible for. Similarly Sandeep is responsible for bringing all the new services and software across the company. Rajesh is responsible for ensuring that the strategy and consulting part of the work that we do is global in nature. So they will continue to be responsible for those global functions as well as their industries, but now with the 13 industry heads we will achieve that accountability and that agility. So I think that will go hand-in-hand with amazing job that Ravi is doing, running a defragmented delivery organization where we can bring the power of automation as well as grassroots innovation to bear and you see the results that is delivering.

Pravin Rao

Just to add on Vishal’s thing in the sales restructuring, in Delivery also under Ravi we already have about 13 leaders. We did this about 18-months back and it has worked well and so we have now extended on the sales side, on the market side. Now coming back to the large deals, we won 6 deals - 2 of them with committed revenues totaling to about $138 mn and 4 framework deals, $1.069 bn. So total of slightly over $1.2 bn, this has compared to about $800 mn we did in previous quarter. So large deal win continues to be good, the pipeline continues to be healthy. In terms of the overall commentary on services and the segments, it has been a broad-based growth. From a geography perspective, we had good growth in Rest of the World. In India we had a good growth; it was on the back of GST project. In Europe on reported basis it was just about 1.1% quarter-on-quarter growth but on a constant currency it was 3.7%, almost close to Infosys growth. Only Americas was a slightly moderate growth; it was about 2.7% or so. Barring that I think by and large the growth has been uniform across sectors. From Services perspective, we continue to see our core IT Services doing extremely well. They have grown much faster than the organization. We had a 4.7% constant currency growth on the core IT Services side, led by good growth in the Engineering Services, Testing Services, Infrastructure Management Services and Application Development. On the industry side, we have seen good growth in ECS; over 6% quarter-on-quarter growth. All three segments – Energy, Utilities as well as Telecom have done extremely well. Despite all the challenges we have seen good growth in Financial Services as well as Insurance. Manufacturing has been moderate. Retail has seen marginal growth. But having said that, while from a growth perspective, while it has been marginal, on an incremental revenue perspective we have done well on Retail. In terms of the market share capture, I think we have done reasonably well, capturing market share in the space from our competition as well. Overall net-net I think it has been a fairly decent growth across segments, across service lines.

Ranganath D. Mavinakere

On the margin front, we have expanded the margins by 80 basis points. I think I would certainly attribute this to our very sharp focus over the last couple of quarters on the operational efficiency parameters which we have been focusing on. On utilization, it used to be in late 70s as recent as about FY’15. We said we will focus it to keep it consistently about 80% and last six quarters it has been above 80% and this quarter 82.5%. Other indicator as you know is the onsite effort mix. It was 29.9% last quarter and we have seen that declining to 29.7% which is again a positive movement for us. Of course, the onsite employee cost optimization continues, that has helped us. More importantly, even the subcontractor expenses which used to be 6.3% of the revenue in Q3 of last year, we said, we would bring it down, moderate it, without hurting the growth. So it has come down to 5.6% and now 5.4%. So overall I think in this quarter, there has been a continuation of our sharp focus on operational efficiency which helped us in improving the margins by 80 basis points. Margin is an outcome of three key pieces – one, of course, is the revenue growth, the second one is the pricing and the third one is to what extent the pricing declines we could offset through operational efficiency indicators, whether it is subcon, utilization, onsite mix, onsite role ratios and so on and so forth which are all internal factors that we have which we do believe we have those levers. If you look at for the first half, we had average operating margin of 24.5%. If you look at the last couple of years, we have always said that our medium-term focus on operating margin is 24% to 26%. In fiscal ’16, we ended up at exactly mid-point 25%. In the first half of this year, we have had 24.5%. So given the revenue trajectory for the balance of the year, we expect it to be in the range of 24% to 25%. Having said that, our focus on the operational efficiency levers, we have consistently demonstrated over the last couple of quarters. We will continue to focus on that. There could be quarter-to-quarter volatility but the trajectory of those operational efficiency indicators are extremely important for us. We do believe that we will leverage them including some onsite optimization and so on and so forth.

Sajeet Manghat

This is Sajeet here from Bloomberg-Quint. Vishal, I just want you to elaborate a little more on the guidance part because you had 10.5% to 12% as guided in Q1, you brought it down to 7.5% to 8.5% in dollar terms. So there is a 300 basis points dip on the low band. Is it entirely because of RBS or there are other headwinds which is forcing you to bring it down by 300 basis points because the market was looking at somewhere around 150-200 basis points impact on your guidance because of this? Second question was on value compression on large deals as you go for automation. Are you seeing that happening in the market?

For Pravin, one question is on impact, how do you see the Retail and the BFSI space working because industry's IT players are talking about Retail suddenly going off the growth path and BFSI is going to be a challenge there. When do we see the ramp down of RBS order happening, is it going to be in second half and spread over how many quarters will that be?

And for Ranga, can you just give a little more color, you said that the target is 24% to 25% and you expanded your margins by 80 bps in Q2, can you just break it down for us, where is it coming from?

Vishal Sikka

So on guidance again, it depends on what is going on in the present situation. So RBS is one part of it but there are other aspects of it, some of them are internal, some parts of some service lines not growing as fast as we had expected and so forth. But generally when you look at a guidance, it is overall situation and there are three major factors there, the client specific situations, the structural situation in the industry which is related to your second question which is around the price compression and the impact of automation and so forth and this downward spiral that I have talked about over the last two years and that contributes to lowered economics. Then the third one is internal factor around some of our service lines where the need for our transformation and renewal is higher than in other areas. So all those bring us to the point where in the near term we see what we see that gets us to this 8% to 9% constant currency for the year. So that is how we see the remainder of the year developing.

In terms of automation, I think that this is a very fundamental part of the work that we do going forward. I am very happy with the adoption of Mana that we have seen. The revenue growth from Mana is close to almost negligible. However, the adoption of it by clients and the successes that we are seeing are very encouraging. We added a large number of additional Mana clients that went into production over the course of Q2 and the productivity improvement this year as a result of that are starting to show results. So even though we are still in the early stages of automation, we are quite encouraged by the progress that it is marking. My sense is that as Ranga and Pravin talked about the operational efficiency parameters, those continue to help us but the structural impact that we will see in the work that we do in the industry will come from automation, from AI technology helping to improve the productivity of our people dramatically and that is going to be crucial for our future.

Pravin Rao

In the BFSI, in the last several quarters we have had very good performance despite the challenging environment. What we are seeing has been there for the last few quarters as well but we have been helped with our diverse portfolio across regions and across markets, that has helped us in good stead. Having said that, in quarter two we had this slip on RBS. The ramp down will happen in quarter three onwards on the particular piece of work we have done with RBS and we are also seeing some headwinds in couple of accounts on the BFSI side. So while we have good performance in BFSI over several quarters, we expect it to be a little bit muted over the next couple of quarters till we recover from the headwinds that we are seeing today. From a client perspective there continues to be, apart from the cost pressures there continues to be a lot of investments in terms of adoption of cloud, in terms of improving customer experience through digital. There is a lot of investment in Blockchain, crypto currency and so on. We continue to see investment along the operation side, we continue to see a lot of pressure on the cost side. In the long run we are definitely very comfortable on the BFSI space. In fact of the six large deals win that I talked about, three were in the BFSI space. So barring softer probably one or two quarters, we are fairly comfortable on BFSI.

On the Retail space, it continues to be volatile, the consumer spending is very choppy. In the US also it has slowed down in some sense because of uncertainty around elections, Brexit and so on. There continues to be some amount of volatility and softness in the system. Clients continue to spend on digital, on some of the newer areas like virtual reality, multi-channel and so on. Some of the investments we have made in Mana or investments in Skava and other things, Panaya and all are finding lot of resonance in this space. What we are seeing is increased spend on the capex side but a lot of pressure on the opex side and we are seeing lot more traction on our product side of the business.

On the CPG side, they are more global in nature and because of the strengthening dollar they are facing challenges in markets outside US. So there also there is a lot more focus on efficiencies, there are also investments in direct-to-consumer and so on. We expect the Retail vertical to be a bit choppy over the next few quarters. But having said that, as I said earlier, while growth has been very moderate for us in Retail, from a market share perspective in the last few quarters we seem to have done relatively well when compared with competition.

Ranganath D. Mavinakere

Yes, I think we are very happy with our margin improvement this quarter. As you know, margin improved on the back of lot of improvements in the operational efficiency parameters. For example, the utilization increasing to 82.5% and onset mix coming down by 0.2% helped us overall improvement of operating margin by 1%. On the negative side, we had higher third party software cost which reduced margins by 60 bps, so net 40 bps. In addition, we had onsite cost optimization measures and so on which was partially offset by higher variable pay that we paid this quarter and also some of the compensation that we announced for the senior management and so on. All put together, net-net impact of the margin was improvement by 80 basis points.

I think primarily what we are seeing is that, we have been saying this for the last couple of quarters. There are levers in the company which we need to fully optimize whether it is utilization, whether it is onsite mix, whether it is role ratio onsite, subcon expenses again have held and it has come down from 6.3% of revenue about four quarters ago, it has come down. So I think we have these levers and we have always said that in the medium term the operating margin, our expectation is 24% to 26%. In fiscal 2016 we had ended exactly at the mid-point which his 25%. If you look at the first half of this year we are at 24.5%. As I was saying earlier, operating margin is a derivative of three pieces - one of course is the revenue growth and the second one is pricing and the third one is how efficiently we can offset the pricing declines through operational efficiency parameters that I talked about. So given the revenue guidance that we expect overall for fiscal 2017, the operating margin to be in the range of 24% to 25%.

Rukmini Rao

Gentlemen, Rukmini Rao from CNBC TV18. A question to all of you. Vishal, one, want to understand from you the lowering of guidance that we see, is this very conservative guidance from Infosys, have you left a safety net for yourself? And also in terms of the lowered guidance, in terms of your visibility for Q3 and Q4, what is it looking like and where are you seeing these headwinds that has compelled you to lower your guidance?

Pravin, in terms of the impact of RBS and also the ramping up of other deals, if I remember right in the last investor call you were talking about better sense of it by the end of September or so. Want to understand from you what exactly has been the impact of RBS? And also in terms of ramping up of large deals what is that looking like?

And Ranga, if you could break up the margins expansion that has happened, how the 80 basis points come about? Thank you.

Vishal Sikka

So, Q3 traditionally is a weak quarter because of the less number of working days, furloughs and so forth. So beyond that they had a compounding effect of couple of days declines like the clients that we have talked about. So that contributes to a large degree to what we see happening. Again, as for the conservative or not and managing expectations, etc, I have always said that our approach is to minimize the asymmetry between what the three of us see and what we share with the markets. This is what we see presently based on the situation that we have. We will continue to focus obviously on strong performance. In particular, as Pravin said earlier with the capex improving and the ability to sell new products, some of these will compensate for some of the headwinds that we see. But based on the visibility that we have presently, we are comfortable with the 8% to 9% for the year on constant currency. So, that is fundamentally the situation.

Beyond the 90 days cycle, the underlying pattern in the work that we see is governed by bringing in automation into the work that we do using our AI technology, our platform Mana as well as doing completely new kinds of things both by innovation coming from our employees and the new structural things that we are doing with our software platforms and so forth. Accelerating those is something that is crucial to our success. I think all of these will add up to performance as we going forward, but presently based on what we see this is our guidance.

Pravin Rao

On the RBS we had about 3,000 people ramp down starting this quarter and these people are predominantly in India. This is what we said earlier as well. From a ramp up perspective, as and when we win new projects, as and when we see ramp up of existing large deals, some of these people will start getting absorbed. We have considered the RBS ramp down, we have considered the headwinds that we are seeing, we have considered the large deal ramp ups that is happening today, we have considered the large deal pipeline as well arriving at the guidance. So, all these are already reflected in the guidance.

Rukmini Rao

I was listening to you and you went on to saying that you get a better sense that how is the ramping up is happening? If you could give us a sense of in which vertical are you seeing the ramping up happening?

Pravin Rao

From overall perspective, we are facing some softness, as I said earlier in the Financial Services, but in the ECS space both in energy and utilities as well as in telecom we are seeing better traction. In healthcare, obviously we had a good quarter two and we will continue to see a good ramp up in quarter three as well. Insurance, while BFSI overall we may see some softness, we are seeing better traction in insurance as well.

Ranganath D. Mavinakere

As I said earlier I think the operating margin improved this quarter by 80 basis points on the back of several operating efficiency indicators whether it is utilization, onsite effort mix, subcon, employee cost and some of the onsite optimizations that we did which helped us. For example, improvement in utilization and onsite effort mix improved the margin by 100 basis points which was partially offset by higher third party software cost of 60 basis points and the balance 40 basis points came through the onsite optimization that we did and lower visa charges as well. The other thing that I need to really emphasize here is that we have a very healthy operating cash flow generation in this quarter touched $ 550 mn. And for the first half of this year the operating cash flow crossed $1 bn. At the same time we have seen better collection of our receivables. Our DSO came down to 64 days as compared to 66 days. As you know we have also announced an interim dividend of Rs. 11 per share. I think we have leveraged all our operational efficiency indicators quite well in this quarter and if you look at the trajectory of these indicators over the last couple of quarters, we have said that we want to focus on them, there is need for improvement here and we have done that. While there could be quarter-to-quarter volatility, we do continue to focus on these indicators.

Rukmini Rao

Vishal, finally analysts have kind of based some questions around kind of exit of your top management that we are seeing if you can share your thoughts, is this is the end of exit that everybody talks about, so what is being done to stop attrition at the top management level?

Vishal Sikka

Well, I am actually quite comfortable with our leadership team. If you think about the situation that our industry is in at present, we need to go through a dual transformation - both of the work that we do and what is happening in world around us and the world of our clients, this is not an easy transformation. If you just look at in the last 10 years the number of Fortune 500 companies, something like 168 of the Fortune 500 companies are not there anymore in the Fortune 500. All of them had innovation departments, all of them worked with big time consultants and so forth. When you think about the nature of innovation in the times that we are living in, it calls for a complete rethinking. Even the companies that manage to transform themselves through this time do it on the basis of an existing cash cow business by leveraging that to fund the new areas and so forth. We do not have that in our industry because the cash cow business itself is the one that is under margin pressure.

So, this is a time that we are in our industry that requires a deep sense of understanding the nature of our transformation and the ability to execute on the transformation without disrupting the business on a day-to-day or a quarter-on-quarter basis. Most of this management comes from within, every once in a while, we hire from the outside and it is essential to maintain this kind of a balance and not everyone manages to make it through this.

We are an extremely dignified company and we wish the employees who have left us very well but we have to continue the execution of our business, the execution of our strategy. I am extremely happy with the management team that we have, myself, Pravin and Ranga as well as our four Presidents - Mohit, Sandeep, Ravi and Rajesh. Now with the establishment of the industry heads on the sales side to further scale and decentralize and improve the focus on accountability on the sales side just as we did 18 months ago in defragmenting and establishing accountability on the delivery side. I am quite satisfied with the work that we have done. Also, perhaps Pravin or Ranga can talk about the stock options and RSU plans that we have put together, that we have rolled it out to the executives a quarter ago and now we have added an additional few layers of management. These are all signs of a company that is dealing with this dual transformation in a very purposeful way. If you look at our overall attrition that has come down further. If you look at our high performer attrition, last quarter I mentioned that the higher performer attrition was 11.5% and now it has come down to single-digits (to 8.9%) because of a very dedicated focus on the retaining, the top performers across the company.

So on all of these signs we are making great progress. I am extremely proud of the leadership team that we have presently and I am confident that we will continue to be able to execute on our strategy. We will continue to obviously hire outside talent, Sangeeta is joining us on Monday, she brings great experience in healthcare as well as in global execution. Sanath just joined us last week to run our Finacle business. Similarly Robin joined us in our leadership team from GE. So, we have to continually expand our management bandwidth, enrich ourselves with new talent from the outside which brings in different perspective and I am one of those myself, I am here now for two years and a quarter. So, we will continue to do that but overall I am extremely satisfied with the way our management team is taking shape for the times ahead.

Madhur

Madhur from BTVI. Segmentally what is expected to outperform in second half and what is the outlook on client addition?

Pravin Rao

On the second half I had responded earlier, I will repeat. We will see some good traction in insurance space, we will see some good traction in the healthcare vertical, we will see good traction in ECS across energy & utilities as well as telecom. These are the segments where we expect to see good traction. Rest of BFSI will probably be muted over the next couple of quarters because of RBS and other headwinds. Retail, difficult to predict, it continues to be volatile. The first quarter was good, second quarter was a bit choppy, so Retail will be a bit volatile. Manufacturing, quarter three is traditionally a weak quarter because of the furloughs but we expect it to pick up in quarter four.

Mohit Joshi

Sure. So I think look for BFS chandra, we had a very good quarter right. We grew at about 5% quarter-on-quarter and we had significant client additions. We had significant large deal wins. Now growth was also pretty much across the board right, we grew across geographies and like we mentioned, we see some potential headwinds in the second half of the year, but growth was consistent across geographies and across clients. Did I answer your question?

Participant

Sandeep, last quarter we spoke about challenges the Retail is facing especially US based retailers are going to see and we are seeing that panning out in second quarter. What is the kind of outlook you have for the Retail sector and for the moment in the BFSI space RBS has been a bit low and you also spoke about some headwinds that are coming in. Can you just elaborate on those headwinds?

Sandeep Dadlani

So in Retail, we continue to see very choppy consumer spending. If you look at consumer spending for August, it was flat, but now early report from September looks like it is coming back and if we have a good holiday season, obviously that changes everything, but fundamentally Retail as an industry is getting disrupted. We saw large retailers come out very publically and say that they are changing their business model fundamentally. They are going to look more like e-commerce companies. So the nature of spending is going through a big disruption. If you look at consumer goods which is very closely linked to Retail and counted in the same vertical, these companies are adopting Automation and reducing their employee size dramatically, the top 3 consumer goods companies in the world have never had a smaller employee base than ever before. So these two industries and then in Transportation, we saw large shipping liner in Korea just collapsed because of overcapacity. So Transportation and Shipping is also not going through a great time. These are choppy industries. What is Infosys doing about it if you looked at quarter one, we grew these industries by more than 5.5% and perhaps captured more market share than anybody else in the market that showed tremendous investments that we have made especially in Digital along with Ravi and in acquisitions like Skava etc. These industries have been the first to adopt Automation. They have been the first to adopt new software as well. If you look at Q2 this quarter as well, while the headline reads it is almost flattish sort of quarter for Retail, CPG. I think if you look at the market, many other market players are shrunk. So in terms of capturing market share, in terms of capturing incremental revenue over Q1 and Q2 and scrapping it out for revenue in a tough market, I think we have done well. I think Q3 is a seasonally weak quarter for all of Retail, Logistics, CPG in general because of the holiday season, but I continue to believe that the way we are leveraging our investments in the market, we will continue to gain and capture market share in these industries.

Participant

Are you also facing value compression in the sector because as you take up Automation and Artificial Intelligence, the value of large deals are going to shrink and discretionary spending is almost nil or very minimum. So are you seeing that kind of challenge apart from these economic headwinds which are coming and hitting you this kind of headwind as well?

Sandeep Dadlani

I think discretionary spending in Retail, CPG, Logistics, and for that matter Manufacturing, I do not believe that it is going to get tight as such, but the nature is going to fundamentally change. So if I approach these discretionary spend buckets with the traditional IT services mindset, my reaction will be oh, it becoming tight, it is going nowhere etc. but if I approach it with a people plus software mindset, then I would like to believe that these industries will spend in a very select manner in a very different mix of CAPEX and OPEX in differentiated software surrounded which is amplifying the services model in a unique way. Our attempt is going to be to capture that second type of discretionary spend more than anything else. So it is not as much in terms of discretionary spend shrinking versus discretionary spends changing in its fundamental nature.

Mohit Joshi

I think on the Financial Services side as well, look again everything is relative right, performance is relative and you have seen the numbers coming from our competitors and you have seen the outlook that they have given for the quarter and for the whole year. So from that perspective, we have really had a sterling first half of the year right in Financial Services. If you look at like I mentioned in Q2 itself, we had 5.2% constant currency growth which equates to I think double digit year-on-year growth. If you look at the number of client additions, we added 13 clients. Pravin spoke about the fact that if you look at the large deals and we have really had a remarkable quarter this year in terms of large deal wins, something like 60% of that came from Financial Services. So obviously in the first half of the year the message that we have for our clients like Sandeep mentioned right the Software plus Services message is really resonating well even in a challenging environment. So on the renew side with all the work we are doing in Automation and Industrialization and on the new side all the work that we are doing on Digital, on Design Thinking, on Transformation, that is really resonating with our clients. Obviously as we look to Q3 and Q4, there are couple of things that are happening. We have already spoken about the headwinds that are coming from the ramp-downs that we announced earlier in the year at RBS. There are also challenges because of the very low interest rate regime that you are seeing across the world right and what this really means is that it challenges the revenue for banks, it challenges the ability to give long-term forecast and therefore there is something that we considering when we are presenting our perspective for the second half of the year. Underneath I just wanted to stress that there are three things, one is our competitive position is extremely strong and you have seen that in the results this quarter. Second that the Software plus Services message is really resonating well. So our key message of new and renew is very much in line with the challenges and the opportunities that banks see and finally that there is turbulence in the environment, but I think the turbulence does not detract from our fundamental competitive strength in BFSI.

Adith Charlie

Hi gentlemen, this is Adith Charlie from CNBC-TV18, couple of quick questions if can I start with you Sandeep. Could you give us some clarity on what to expect in Q3 from the Americas region especially because Q3 is seasonally a weak quarter you have furloughs, you have holidays and also you have the US elections coming up. So are you bracing for any unexpected slowdown compared to say Q3 of last year. Secondly on the consulting front, Vishal talked about strategic shift really. So I wanted to understand what is the nature of the shift? Are you moving from a technology-led consulting approach to a management-led consulting approach or is it more of Design Thinking sort of an interplay and finally..

Participant

And finally essentially Vishal was talking about having problems on the Consulting side, the execution problems really. Wanted to understand from you where exactly has this been sorted and what kind of issues have been addressed on the execution part of Consulting as well?

Adith Charlie

And one final question on the geography front, we have seen India and Europe. Europe has been relatively stable despite Brexit. India I think there has been 28%-29% year-on-year growth. So is it a one-off? Are we finally seeing India business ramping up better than expect? Thank you.

Sandeep Dadlani

So you take the Consulting, I will take the Americas one and then India may be you can take.

Rajesh Krishnamurthy

So on the Consulting side, we have had some structural challenges and structural issues. We have taken action to address some of that. So you would have seen in the results this quarter we have stabilized the revenue situation, we did have a decline last quarter, we have arrested that; however, I believe that this is work-in-progress. I think we still have some time to go before we can announce victory on this. We are working on making sure that the changes we are making are in alignment with the broader Infosys strategy. I think the conversation which Vishal is having and message Vishal is giving, if you step back and look at the Consulting profession as it has evolved, it has primarily evolved around 3 axis. So typically Consulting professionals have built their careers either on a domain or building a domain capability or building capabilities in a functional area or building on technology. I think given the state of the industry given the pace at which technology changes coming at us, a true consultant today actually has to bring a combination of these. You have to bring the right functional expertise, you have to understand the domain, but you also have to come armed with the right tool sets and the technology which will allow you to accelerate the consultation which you provide to your clients and I think that is the journey we are on and given the direction of Infosys as well with the focus on Automation on our AI platforms, the focus on Innovation, Consulting will be a key part on this journey and all our investments are going to be around that. We will ensure that our Consulting division in some ways becomes the tip of the spear for the services which we take to markets.

Participant

We should say another 2 or 4 quarters really to stem the entire problems in terms of execution in Consulting and look at that timeline essentially?

Rajesh Krishnamurthy

That is right. I think we are talking about anywhere between 2 to 4 quarters to really stabilize this. We will probably see some challenges because we talked about declines in some key clients in Mohit's portfolio. Consulting also will be impacted by that because Consulting was also a key part of that transformation program. But that is a one-off transaction, but I do believe that we will require anywhere between 2-3 quarters to stabilize this and ensure that it is on a firm footing to accompany Infosys on its journey towards the high growth ambition we set for ourselves.

Sandeep Dadlani

Thanks Rajesh. Americas the election rhetoric and the noise has never been louder as you have seen. So it does create some uncertainty in the business environment, in the consumer spending environment. Headwinds are in Financial Services, the industry has talked about it, but of course we have Mohit's leadership to counter that in Q3. We also have seasonally weak quarters in sectors like Retail, Manufacturing, Hi-Tech where there are furloughs, but then the global semiconductor index showed the highest sales ever in September than ever before. So there are headwinds which are usual for Q3, but again I feel Infosys is armed with the right leadership, the right assets for example the robotic process automation market is booming and Infosys has a very powerful product called AssistEdge to take advantage of that market. Software assets like Skava which is now relevant across Rajesh's industry, Mohit's industry and my industries are unique, other competitors do not have that. So our goal will always be that in a seasonally weak quarter to counter it with a unique Software plus Services strategy, our unique leadership strategy and then of course Ravi being the head of delivery, delivering very well with initiatives like Zero Distance and Zero Bench successfully.

Participant

Just to add to answer which you said, Mana or Skava, are they replacing existing services which you are providing or are they bringing in incremental revenue to your stream?

Sandeep Dadlani

They are doing both right. So look at all our Automation platforms that we have, they are helping Ravi and team deliver massive automation to existing programs. If you look at Skava however, it is an ecommerce platform which was in fact launched as a full blown ecommerce platform just last month and has already taken on some of the largest ecommerce players in the world and won successfully. If you look at our press release today, there are two or three clients across industries, not just in retail talking and endorsing Skava in a big way. These are absolutely new type of revenues that Infosys or the rest of our competitors have never seen before.

If you look at EdgeVerve, and in particular AssistEdge, the robotic process automation software, that market size IDC estimated it to be about $5 billion last year looking out to 2020, that market size has suddenly exploded to $16 billion in 2020, that market automates business processes, that market did not exist earlier. Now, we are going out and exploiting that market with what we think is a world leading product.

So, in many ways some of these new platforms are helping Ravi automate his services, improve productivity, share productivity savings of the clients but they are also driving new streams of revenues for us.

Ravi Kumar S.

The India geography has been very stable for us, there was one large program for the government which has contributed to the growth this quarter and that will continue for the next few quarters.

Rahul Daima

Hi, gentlemen. This is Rahul Daima from ET Now. Ravi, firstly coming to you, how have you been improving this Zero Distance initiative? And as far as take us through the tangible benefits in the conversations that you have had with clients. And also, a bit on the new organization structure, breaking down, I assume it is to about 10 to 15 units, how will that pan out?

And Rajesh, if you could just give us sense of the Brexit impact and also in the backdrop of the Pound depreciation. And also a general trend as far as client spending in the Europe is concerned, how does it pan out.

And probably Mohit, you could add, we are seeing a drop in the revenues from the top clients, be it top 5 or top 10, of course it talks about the larger consumer sentiment but how do you see it pan out in the coming two quarters? Thank you.

Ravi Kumar S.

Sure. So, we have started Zero Distance pretty much almost a year ago. The idea was to look for incremental innovation, adjacent innovation and repeatable assets which we could build on projects which we do, and it is a grounds-up innovation process. Never before a grounds-up innovation of this size and this scale has been attempted in a corporation of this size. So, that was the biggest attempt on bringing innovation grass roots, we do not believe that innovation should be done in a department, it should be in every project that we do.

The initial focus was on coverage, the initial focus was on building great content on innovation and that is what we have focused for the last few quarters. And in the last one or two quarters, including this quarter, we have had significant monetization of Zero Distance. The idea was to look for these innovation templates which all our project teams have written, take it to clients, show and tell of what our teams think about, either by a prototype or a rapid proof of concept and then convert them into projects. So, a lot of those projects are measured on value, value for our clients, value for Infosys and we have incentivized our teams, our project teams based on the value that we actually delivered for clients. So, this is possibly the most unique model of looking at innovation. We used a bench to build those prototypes, one of the reasons why our utilization went up this quarter, structurally we looked at ways to get a fresher utilization up, our fresher utilization went up because they got experience on these templates and this proof of concepts. And thereafter they got into projects which actually got created from Zero Distance. So, in a way it did help our offshore utilization to go up and Zero Distance is some sense the most unique way of looking at innovation at the grass roots.

Rahul Daima

The way we are structured?

Ravi Kumar S.

Yes, on structure we always had a consolidated delivery structure with service lines spanning across the world across the industries. So, that structure has been in place for the last 18 months. What we have done now on the sales side under Rajesh, Mohit and Sandeep, we have created industry segments and sub-segments and those are self-contained units for propelling growth in the market. So, the idea was to give agility in the market on the sale side, on delivery we always had a consolidated structure. Though the structure on delivery remains the same, on the sale side we have created those integrated industry segment so that we could focus in the market on specific industry sub-segments.

Rajesh Krishnamurthy

On the impact of Brexit, I think if you look at this quarter Europe actually grew 3.3% in constant currency terms, in real terms it has grown a lot less because of currency impact. I think while Brexit is still being, we are still going to look at the impact of it coming through over the next few quarters and maybe even longer than that, I think clearly it has shaken the confidence in the European market, while there may not be a direct correlation of a potential Brexit versus what is going to happen in the industries, clearly we are seeing early signs of that. While you cannot be able to directly correlate the decision of Brexit, for example a project cancellation, clearly it has impacted the long-term projections of growth in certain key markets, it has questioned the viability of certain projects and therefore we are clearly seeing a slowdown there, I think Mohit's industries probably has the biggest immediate impact and we are seeing that. I think RBS, while may not be a direct impact of that decision, I think there is definitely a secondary impact. The other industries too are going to see some of this, there is overall, if you look at the projections in terms of the growth rates of the key markets has been lowered in the last few months and that will have potential impact in the long-term. But I think it is a bit too early to really quantify the impact, from our perspective the way we look at it is our revenues in Europe are only about 24% - 25%, we have a lot of headroom to grow, there are a lot of industries where we are under penetrated, so we are continuing to chug along, continue to make investments in our key markets and we believe that for us there is still a lot of headroom to grow.

Participant

Mohit, would you want to chip in as far as the dip in the top lines are concerned?

Mohit Joshi

Sure. So, on the Brexit piece, like Rajesh mentioned, I think it is maybe too early to tell but we are seeing some degree of uncertainty in client spends and we are seeing some client concern about what the long-term direction of the economy will be. But equally it could also throw up opportunities for us if there is separation, if there is new regulation, if there is a transfer of certain entities from UK to Europe, it could throw opportunities for us as well. As far as the question on large client growth is concerned, I think it is simply a one quarter thing, you have seen the previous few quarters that our large clients have grown faster than the rest of the organization and that remains our aspiration and we are fairly confident that we will come back to that. This is to my mind a one-off aberration.

Participant

Rajesh, you have mentioned that RBS had an impact on you, can you elaborate on that what kind of impact in terms of revenues you had? Because Vishal spoke about the fact that there are a couple of service lines which need a lot of transformation, which includes consulting and BPO and if someone can speak on BPO as well, what you are doing to transform the entire service line of BPO?

And one for Ravi, you mentioned that the GST revenues would be going for next couple of quarters…

Ravi Kumar S.

No, I did not mention that. I actually said the project will go along for the next few quarters.

Participant

So, have the revenues come in entirely in this quarter or will the revenues be..

Ravi Kumar S.

So, I cannot comment on the revenues for the program…

Participant

India revenues grew by 1% in terms of overall revenues.

Ravi Kumar S.

No, so I cannot comment on the revenues for GSTN but the project will continue, as you are aware. And that is a big program for us in India and that is one of our largest program, that is one of the reasons why the India geography had a uptick in this quarter.

Mohit Joshi

I think, I do not think I can disclose too much information about the program or where the various components of revenue came from. In the analyst meet as well as in the official disclosure we have mentioned that this was a large program, that we saw about 3000 people who will ramp down as a result of their decision and that the ramp down will start from Q3 and carry on. I do not think we can give service line wise distribution, however as Rajesh mentioned, this does have an impact beyond just our traditional application development and maintenance service line to include other service lines also.

Participant

Rajesh, how much of ramp down will be there in consulting because of that or is it included in the 3000?

Rajesh Krishnamurthy

So, the overall impact is across different service lines, consulting had a significant share in that business as well in the range of 25% - 30%, so there will be that impact.

Participant

In BPO?

Rajesh Krishnamurthy

Yes. So, BPO we have started a transformation process, you have seen the growth this quarter, this has been a good healthy quarter for BPO, if you look at it for the last four or five quarters you would see that. Traditionally BPO services which focuses on outsourcing a process, in my view does not have a lot of growth in the market, the growth really in the future comes from digitizing the process, innovating the process and automating the process. So, our ability to bring technology to BPO so that we could digitize, automate and innovate a process will be our biggest differentiator in the market and that is what we are making an attempt on. There are rather new interesting areas in BPO, we could create insights and analytics on top of business process, we could bundle Mana into BPO services, we could create digital media operations on BPO services. So, our endeavor of BPO is to create a new paradigm, a new league of BPO services in the market and that is the transformation we have started, this quarter is the first one in a way and it has given us some initial runway and we will see momentum as we go forward. But it will really not come from traditional services, it will come from new services of BPO which will be the next big thing in BPO.

Participant

Is there a timeline for that?

Rajesh Krishnamurthy

So, all these new services always come with a ramp and you need to go through that ramp. We strongly believe these services are very relevant to clients, these services are going to transform our BPO business, this is the first quarter where we have done well in BPO and I am quite sure the trajectory will continue this way.

Moderator

Thanks, gentlemen.